UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Barnes & Noble Education, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

06777U101

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lids Holdings, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,153,846 shares of common stock of the Issuer (“Common Stock”)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,153,846 shares of Common Stock of the Issuer
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,153,846 shares of Common Stock of the Issuer
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.22%[1]
12.	TYPE OF REPORTING PERSON (see instructions) CO

[1]

Based on 51,993,048 shares of Class A common stock, par value $0.01 per share (the “Class A Common Stock”), outstanding as of November 26, 2021, as reported in Barnes & Noble Education, Inc.’s (the “Issuer”) Quarterly Report on Form 10-Q for the period ended October 31, 2021.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fanatics Leader Topco, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,153,846 shares of Common Stock
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,153,846 shares of Common Stock
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,153,846 shares of Common Stock
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.22%[2]
12.	TYPE OF REPORTING PERSON (see instructions) CO

[2]	Based on 51,993,048 shares of Class A Common Stock outstanding as of November 26, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended October 31, 2021.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fanatics Lids College, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 460,730 shares of Common Stock
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 460,730 shares of Common Stock
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 460,730 shares of Common Stock
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.89%[3]
12.	TYPE OF REPORTING PERSON (see instructions) CO

[3]	Based on 51,993,048 shares of Class A Common Stock outstanding as of November 26, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended October 31, 2021.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FanzzLids Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,614,576 shares of common stock of the Issuer (“Common Stock”)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,614,576 shares of Common Stock of the Issuer
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,614,576 shares of Common Stock of the Issuer
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.14%[4]
12.	TYPE OF REPORTING PERSON (see instructions) CO

[4]	Based on 51,993,048 shares of Class A Common Stock outstanding as of November 26, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended October 31, 2021.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lids Investment Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,614,576 shares of common stock of the Issuer (“Common Stock”)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,614,576 shares of Common Stock of the Issuer
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,614,576 shares of Common Stock of the Issuer
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.14%[5]
12.	TYPE OF REPORTING PERSON (see instructions) CO

[5]	Based on 51,993,048 shares of Class A Common Stock outstanding as of November 26, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended October 31, 2021.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lawrence S. Berger
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,614,576 shares of common stock of the Issuer (“Common Stock”)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,614,576 shares of Common Stock of the Issuer

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,614,576 shares of Common Stock of the Issuer
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.14%[6]
12.	TYPE OF REPORTING PERSON (see instructions) CO

[6]	Based on 51,993,048 shares of Class A Common Stock outstanding as of November 26, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended October 31, 2021.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas H. Ripley
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,614,576 shares of common stock of the Issuer (“Common Stock”)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,614,576 shares of common stock of the Issuer

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,614,576 shares of common stock of the Issuer
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.14%[7]
12.	TYPE OF REPORTING PERSON (see instructions) CO

[7]	Based on 51,993,048 shares of Class A Common Stock outstanding as of November 26, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended October 31, 2021.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kynetic F, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,153,846 shares of Common Stock
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,153,846 shares of Common Stock
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,153,846 shares of Common Stock
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.22%[8]
12.	TYPE OF REPORTING PERSON (see instructions) OO

[8]	Based on 51,993,048 shares of Class A Common Stock outstanding as of November 26, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended October 31, 2021.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael G. Rubin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,153,846 shares of Common Stock
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,153,846 shares of Common Stock
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,153,846 shares of Common Stock
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.22%[9]
12.	TYPE OF REPORTING PERSON (see instructions) IN

[9]	Based on 51,993,048 shares of Class A Common Stock outstanding as of November 26, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended October 31, 2021.

AMENDMENT NO. 1 TO SCHEDULE 13G

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13G filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Common Stock of the Issuer on August 10, 2021 (the “Schedule 13G”). Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13G. Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings herein as are ascribed in the Schedule 13G.

The following Items of the Schedule 13G are hereby amended and restated as follows:

Item 2.

(a)	Name of Person Filing

This statement is being jointly filed by Lids Holdings, Inc., Fanatics Lids College, Inc., FanzzLids Holdings, LLC, Lids Investment Holdings, LLC, Lawrence S. Berger, Thomas H. Ripley, Fanatics Leader Topco, Inc., Kynetic F, LLC and Michael G. Rubin (collectively, the “Reporting Persons”) pursuant to Rule 13d-1(k) of the Act.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is attached as Exhibit 99.1 to this Schedule 13G, pursuant to which the Reporting Persons agreed to file this Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1).

For Lids Holdings, Inc., Fanatics Lids College, Inc., FanzzLids Holdings, LLC, Lids Investment Holdings, LLC, Lawrence S. Berger and Thomas H. Ripley:

Lids Holdings, Inc. is the record holder of 1,153,846 shares of Common Stock, and Fanatics Lids College, Inc. is the record holder of 460,730 shares of Common Stock. Lids Holdings, Inc. and Fanatics Lids College, Inc. are indirect subsidiaries of FanzzLids Holdings, LLC (the “JV”). The JV is a joint venture between Lids Investment Holdings, LLC and Fanatics Leader Holdings, LLC. Thomas H. Ripley and Lawrence S. Berger may be deemed to be beneficial owners of the 1,153,846 shares of Common Stock held of record by Lids Holdings, Inc. and the 460,730 shares held of record by Fanatics Lids College, Inc. in their capacity as controlling managers and members of Lids Investment Holdings, LLC, which is the majority owner of and has managerial control with respect to the JV .

For Fanatics Leader Topco, Inc., Kynetic F, LLC and Michael G. Rubin:

Fanatics Leader Topco, Inc. is the record holder of 1,153,846 shares of Common Stock. On account of its share of the ownership of the voting securities of Fanatics Holdings, Inc., which indirectly owns 100% of the outstanding capital stock of Fanatics Leader Topco, Inc., Kynetic F, LLC indirectly owns a controlling percentage of the outstanding voting securities of Fanatics Leader Topco, Inc. Michael G. Rubin is the managing member of Kynetic F, LLC and possesses sole voting and dispositive power over the shares held by Kynetic F, LLC.

Pursuant to Rule 13d-1 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.

(b)	Address of the Principal Office or, if none, residence

For Lids Holdings, Inc., Fanatics Lids College, Inc., FanzzLids Holdings, LLC, Lids Investment Holdings, LLC, Lawrence S. Berger and Thomas H. Ripley:

c/o Ames Watson, LLC

6100 Merriweather Dr Suite 210

Columbia, MD 21044

For Fanatics Leader Topco, Inc.:

205 Hudson Street, 5th Floor

New York, NY 10013

For Kynetic F, LLC and Michael G. Rubin:

225 Washington Street, 3rd Floor

Conshohocken, PA 19428

(c)	Citizenship

Lids Holdings, Inc., Fanatics Lids College, Inc., Lids Investment Holdings, LLC, FanzzLids Holdings, LLC, Fanatics Leader Topco, Inc. and Kynetic F, LLC are each companies incorporated or organized under the laws of Delaware. Michael G. Rubin, Thomas H. Ripley and Lawrence S. Berger are each citizens of the United States of America.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Items 5 through 10 of each of the cover pages of this Amendment No. 1 are incorporated herein by reference.

Item 8.	Identification and Classification of Members of the Group.

By virtue of the relationships as described above in Item 2, the Reporting Persons may be deemed to be a group.

Exhibits.

Exhibit 99.1

Joint Filing Agreement dated February 14, 2022, by and among Lids Holdings, Inc., Fanatics Lids College, Inc., Lids Investment Holdings, LLC, Lawrence S. Berger, Thomas H. Ripley, FanzzLids Holdings, LLC, Fanatics Leader Topco, Inc., Kynetic F, LLC and Michael G. Rubin.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

Lids Holdings, Inc.

By:	/s/ Thomas H. Ripley
Name:	Thomas H. Ripley
Title:	President

Fanatics Lids College, Inc.

By:	/s/ Thomas H. Ripley
Name:	Thomas H. Ripley
Title:	President

FanzzLids Holdings, LLC

By:	/s/ Thomas H. Ripley
Name:	Thomas H. Ripley
Title:	Authorized Person

Lids Investment Holdings, LLC

By:	/s/ Lawrence S. Berger
Name:	Lawrence S. Berger
Title:	Manager

/s/ Thomas H. Ripley
Name:	Thomas H. Ripley

/s/ Lawrence S. Berger
Name:	Lawrence S. Berger

Fanatics Leader Topco, Inc.

By:	/s/ Glenn H. Schiffman
Name:	Glenn H. Schiffman
Title:	Chief Financial Officer

Kynetic F, LLC

By:	/s/ Michael G. Rubin
Name:	Michael G. Rubin
Title:	Managing Member

/s/ Michael G. Rubin
Name:	Michael G. Rubin